UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           Mpower Holding Corporation
                           __________________________
             (Exact name of registrant as specified in its charter)



                   Delaware                             52-2232143
  ________________________________________ ____________________________________
  (State of incorporation or organization) (I.R.S. Employer Identification No.)



       175 Sully's Trail, Pittsford, NY                   14534
       ________________________________                  _________
   (Address of principal executive offices              (Zip Code)



If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]



Securities Act registration statement file number to which this form relates:
N/A

Securities registered pursuant to section 12(b) of the Act: None

Securities to be registered pursuant to section 12(g) of the Act:

                     common stock, par value $.001 per share
                     _______________________________________
                                (Title of class)

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Item 1.  Description of Registrant's Securities to be Registered

     On April 8, 2002, Mpower Holding Corporation (the "Company"), a facilities-based broadband communications provider, Mpower Communications Corp. ("Mpower Communications"), a wholly-owned subsidiary of the Company (together with the Company, the "Debtors"), and Mpower Lease Corporation ("Mpower Leasecorp"), a wholly-owned subsidiary of Mpower Communications, each filed a voluntary petition for relief (collectively, the "Chapter 11 Cases") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). None of the Company's other direct or indirect subsidiaries were parties to the Chapter 11 Cases or any related bankruptcy, reorganization or liquidation proceedings. The Chapter 11 Cases were jointly administered (Case No 02-11046 (PJW)).

     On April 8, 2002, the Debtors jointly filed a pre-negotiated plan of reorganization and a disclosure statement with respect to the joint plan of reorganization with the Bankruptcy Court. On May 20, 2002, the Debtors filed the Debtors' First Amended Joint Plan of Reorganization (the "Plan") and a related Debtors' First Amended Disclosure Statement (the "Disclosure Statement") with the Bankruptcy Court. Mpower Leasecorp is not a party to the Plan.

     On July 12, 2002, the Debtors filed an affidavit certifying the ballots accepting or rejecting the Plan that indicated that, in accordance with the Bankruptcy Code, the Plan was accepted by all classes entitled to vote on the Plan.

     The Bankruptcy Court confirmed the Plan at a hearing on July 17, 2002, as modified by the Findings of Fact, Conclusions of Law, and Order Under Section 1129 of the Bankruptcy Code and Rule 3020 of the Bankruptcy Rules Confirming Debtors' First Amended Joint Plan of Reorganization entered by the Bankruptcy Court on the same date (the "Confirmation Order," the Plan as modified by the Confirmation Order is referred to herein as the "Final Plan"). Also, on July 17, 2002, the Bankruptcy Court dismissed the Chapter 11 Case of Mpower Leasecorp, effective as of the Effective Date, as defined below.

     On July 30, 2002, the Final Plan became effective (the "Effective Date"), and the Debtors emerged from Chapter 11 protection and they are now operating their businesses and properties as reorganized entities (the Company as so reorganized is referred to herein as the "Reorganized Company") pursuant to the terms of the Final Plan.

     Pursuant to the Final Plan, on the Effective Date, the Company filed with the Delaware Secretary of State a Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), which provides for one billion fifty million (1,050,000,000) shares of authorized capital stock, consisting of one billion (1,000,000,000) shares of common stock, par value $.001 per share (the "New Common Stock"), and fifty million (50,000,000) shares of preferred stock, par value $.001 per share. In accordance with Section 1123(a)(6) of the Bankruptcy Code, the Certificate of Incorporation prohibits the issuance of any shares of non-voting securities.

     Pursuant to the Final Plan, on the Effective Date, (1) all then issued and outstanding shares of the Company's pre-reorganization common stock, par value $.001 per share (the "Old Common Stock"), Series C Convertible Preferred Stock (the "Series C Preferred Stock") and 7.25% Series D Convertible Preferred Stock (the "Series D Preferred Stock") as well as all unexercised options for the Old Common Stock were canceled, (2) the Company's 13% Senior Notes due 2010 (the "2010 Notes") were canceled and the indenture governing the 2010 Notes (the "2010 Note Indenture") was terminated and (3) The authorized shares of Series E Preferred Stock was canceled. On the Effective Date the Reorganized Company issued and distributed 65,000,000 shares of New Common Stock (subject to rounding adjustments made to avoid the issuance of fractional shares) pursuant to the Final Plan, which constitutes 100% of the issued and outstanding common stock of the Reorganized Company as of the Effective Date, to the holders of Old Common Stock, Series C Preferred Stock, Series D Preferred Stock and the 2010 Notes. In addition, 7,222,222 shares of New Common Stock were reserved for issuance pursuant to the terms of a new stock option plan (the "New Key Employee Option Plan") to be adopted into by the Reorganized Company for the benefit of certain selected key employees that will be substantially identical to the Amended and Restated Mpower Holding Corporation Stock Option Plan (the "Old Option Plan") canceled as of the Effective Date, subject to the approval and adoption by the Reorganized Company's board of directors (the "Board of Directors"). A form of the New Key Employee Option Plan is filed herewith as
Exhibit 4.1.

     No preferred stock of the Reorganized Company was issued on the Effective Date. This Registration Statement on Form 8-A pertains only to the New Common Stock.

     The following description of the capital stock of the Reorganized Company and certain provisions of its Certificate of Incorporation and Amended and Restated By-Laws (the "By-Laws") is a summary and is qualified in its entirety by reference to the Certificate of Incorporation and the By-Laws filed herewith as Exhibits 3.1 and 3.2, respectively, and the Registration Rights Agreement (defined below), a form of which is filed herewith as Exhibit 4.2.

New Common Stock

     All shares of the New Common Stock issued pursuant to the Final Plan are fully paid and nonassessable.

     Dividends. Each holder of New Common Stock will be entitled to receive ratably such dividends and other distributions in cash, stock of any corporation or property of the Reorganized Company as may be declared from time to time by the Board of Directors.

     Conversion. The New Common Stock does not give the holders thereof any conversion rights.

     Sinking Fund Provisions. There is no sinking fund provision with respect to the New Common Stock.

     Redemption and Preemptive Rights. The New Common Stock does not give the holders thereof any redemption or preemptive rights to purchase or subscribe for securities of the Reorganized Company.


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     Voting Rights. Each holders of New Common Stock will be entitled to one vote for each share of New Common Stock outstanding in their name. There is no cumulative voting in the election of directors.

     Board Composition and Classifications. The Board of Directors, as of the Effective Date, consists of six (6) members. Four (4) members of the Board of Directors (the "Noteholder Designees") were selected by the holders of the 2010 Notes. In the event that any seat on the Board of Directors held by a Noteholder Designee is vacant, such vacancy shall be filled by the holders of the 2010 Notes. One (1) member of the Board of Directors is the Reorganized Company's Chief Executive Officer (the "CEO Director") and one (1) member (the "Company Director") was selected by the Company's board of directors as constituted prior to the Effective Date. On the Effective Date, the Board of Directors is separated into two classes. The first class ("Class I") is comprised of the CEO Director and the Company Director. The second class ("Class II") is comprised of the Noteholder Designees. At the first annual meeting of the stockholders (an "Annual Meeting") after the Effective Date, the directors comprising Class I, or their duly qualified successors, shall stand for election to the Board of Directors. Each Class I director shall have a term of office of one year and until such director's respective successor shall have been elected and qualified, or until a director's earlier resignation or removal.

     After the Annual Meeting first held after the Effective Date, provided that no director designated by the Certificate of Incorporation as a Class II director shall be required to stand for election prior to the second anniversary of the Effective Date, and provided further that no director designated by the Certificate of Incorporation as a Class I director shall be designated as a Class I director after the Annual Meeting first held after the Effective Date, the Board of Directors shall consist of three classes, designated as Class I, Class II, and Class III (without regard for any initial classification provided for in the preceding paragraph) respectively, with the size of each class determined from time to time by resolution of the Board of Directors; each of which classes shall, however, consists of a number of directors as equal as possible, with no class having more than one director more than any other class. Class I shall stand for election at the first Annual Meeting after the second anniversary of the Effective Date, Class II shall stand for election one year thereafter and Class III shall stand for election two years thereafter, and at each annual election held after such classification and election, directors shall be elected for a full term. Nothwithstanding the foregoing (except as otherwise provided for in the Certificate of Incorporation), at least twenty-five percent (25%) of the members of the Board of Directors shall be subject to election each year. Each class of directors shall have a term of office of three years and until their respective successors shall have been elected and qualified, or until a director's earlier resignation or removal.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of the Reorganized Company, the holders of New Common Stock will be entitled to receive ratably all assets of the Reorganized Company remaining after the Reorganized Company has paid all prior claims including those of any then issued and outstanding preferred stock of the Reorganized Company.

     Registration. The New Common Stock issued on the Effective Date has not and will not be registered with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities blue sky law, and will be issued in reliance upon the exemption from compliance with Section 5 of the Securities Act and any equivalent state law provisions provided by Section 1145(a)(1) of the Bankruptcy Code. The New Common Stock will be freely transferable, except as otherwise provided in Section 1145(a)(1) of the Bankruptcy Code.

     Registration Rights and Registration Rights Agreement. Any holder of the 2010 Notes or the Old Preferred Stock that (a) individually receives in excess of 10% (determined by the number of shares at the time issued and outstanding) of the Reorganized Company's New Common Stock (the "Eligible Holder") pursuant to the terms of the Final Plan and (b) requests in writing that the Reorganized Company enter into a registration rights agreement (the "Registration Rights Agreement"), under the Final Plan will have reasonable piggyback and demand registration rights, unless, with respect to demand registration rights only, such Eligible Holder receives an opinion of counsel from the Reorganized Company, reasonably satisfactory to the Eligible Holder, that such New Common Stock is freely transferable. A form of the Registration Rights Agreement, to be negotiated in good faith by and between the Reorganized Company and the Eligible Holders is incorporated herein by reference to Exhibit 4.2 filed herewith.

     Listing. The New Common Stock is expected to begin trading on July 31, 2002 on the NASD Over-the-Counter Bulletin Board under the symbol MPOW.

     At any date after the Effective Date, the New Common Stock may be subject to dilution by any dilutive action duly approved by the Board of Directors.

Transfer Agent and Registrar

     The transfer agent and registrar for the New Common Stock is Continental Stock Transfer & Trust Company.

Preferred Stock

     The Certificate of Incorporation authorizes the Board of Directors to issue preferred stock in one or more series. The description of shares of each series of preferred stock, including the number of shares to be included in such series, any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption are to be determined as set forth in resolutions adopted by the Board of Directors establishing such series of preferred stock. The Reorganized Company may issue, without the approval of the holders of New Common Stock, preferred stock which has voting, dividend or liquidation rights superior to the New Common Stock and which may adversely affect the rights of holders of New Common Stock. The issuance of preferred stock could, among other things, adversely affect the voting power of the holders of New Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Reorganized Company. No preferred stock has been issued under the Final Plan, and no preferred stock was outstanding on the Effective Date.

Foreign Ownership Restrictions

     Under the Telecommunications Act of 1996, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a


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foreign country may not own, in the aggregate, more than 20% of a common carrier licensee or more than 25% of the parent of a common carrier licensee if the Federal Communications Commission determines that the public interest would be served by prohibiting this ownership.

Item 2.  Exhibits.

3.1 Second Amended and Restated Certificate of Incorporation of Mpower Holding Corporation filed with the Secretary of State of the State of Delaware on July 30, 2002.

3.2 Amended and Restated By-laws of Mpower Holding Corporation adopted on July 30, 2002.

4.1 Form of New Key Employee Option Plan to be adopted by Mpower Holding Corporation.

4.2 Form of Registration Rights Agreement to be entered into by Mpower Holding Corporation pursuant to the Final Plan.

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 30, 2002                MPOWER HOLDING CORPORATION




                                    By: /s/ RUSSELL I. ZUCKERMAN
                                        ---------------------------------
                                    Name:  Russell I. Zuckerman
                                    Title: Senior Vice President, General
                                             Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit No.       Description of Document
-----------       -----------------------

3.1 Second Amended and Restated Certificate of Incorporation of Mpower Holding Corporation filed with the Secretary of State of the State of Delaware on July 30, 2002.

3.2 Amended and Restated By-laws of Mpower Holding Corporation adopted on July 30, 2002.

4.1 Form of New Key Employee Option Plan to be adopted by Mpower Holding Corporation.

4.2 Form of Registration Rights Agreement to be entered into by Mpower Holding Corporation pursuant to the Final Plan.